UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cryoport, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

229050208

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☒ Rule 13d-1(c)

c. ☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229050208

1.	Names of Reporting Persons. Cranshire Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 229050208

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 234,258
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 234,258
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,258 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.1% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

This Amendment No. 2 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2013, as amended by Amendment No. 1 thereto filed with the SEC on February 12, 2015 (the “Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 2.

(c) Citizenship

CCA is no longer a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

The principal business office of Mr. Kopin is 245 Palm Trail, Delray Beach, Florida 33483.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) As of the close of business of December 31, 2015, CCA may be deemed to beneficially own zero shares of Common Stock.

(ii) As of the close of business on December 31, 2015, Mr. Kopin may be deemed to beneficially own 234,258 shares of Common Stock in the aggregate issuable upon exercise of warrants held by Intracoastal Capital, LLC, a Delaware limited liability company (collectively, the “Intracoastal Warrants”), and all such shares of Common Stock represent beneficial ownership of approximately 3.1% of the Common Stock, based on (1) 7,225,364 shares of Common Stock issued and outstanding on October 30, 2015, as reported in the Form 10-Q filed by the Issuer on November 16, 2015, plus (2) 234,258 shares of Common Stock in the aggregate issuable upon exercise of the Intracoastal Warrants.

(c)

(i)	Number of shares as to which CCA has:

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 0.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 0.

(ii)	Number of shares as to which Mr. Kopin has:

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 234,258.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 234,258.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin